Exhibit (a)(5)

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June 29, 2005

          Are you selling your Units for $456 when you could get $475?

Dear Consolidated Resources Health Care Fund II Investor:

You have recently received several offers to purchase your Units of limited partnership interest ("Units") in Consolidated Resources Health Care II (the "Partnership"). One is from Forrest Preston of Care Associates, LLC, an affiliate of the Partnership, for $456 per Unit. That offer has recently been extended, so if you tendered your Units in the $456 offer, you still have time to withdraw. Why withdraw your Units from that offer? Because we are offering $19 per Unit more! There's no cost to withdraw your Units and to then tender them to us, so why not switch? We assume you'd rather have the money than give it to Mr. Preston!

Our offer is not contingent upon receiving a minimum number of units or obtaining any financing. The consummation of the tender offer is subject to certain other customary conditions, as is Mr. Preston's.

We've enclosed a Notice of Withdrawal that you can fax to the agent for Care Associates (even though Care Associates hasn't published the fax number, we've obtained it for you so that you can easily and promptly withdrawal you Units from that offer). The Care Associates Offer expires on July 13, 2005 (unless further extended), so its depository, Colbent Corporation, must receive your Notice of Withdrawal by 12:00 A.M. Eastern Time on that date for you to withdraw from that offer. We've also enclosed another copy of our Letter of Transmittal if you wish to tender your Units to our Purchasers. To accept our Offer, please complete and return to us the PURPLE Letter of Transmittal enclosed (which was also sent to you previously) by 12:00 A.M. Pacific Time, July 17, 2005 (unless extended)

          Don't throw away $19 per Unit! Withdraw your Units from Care
                       Associates and tender them to us!

For further information, contact Chip Patterson at the telephone number below. Please review the Offer materials previously sent to you by MP Value Fund 8, LLC; MPF Flagship Fund 10, LLC; MPF-NY 2005, LLC; MP Falcon Fund, LLC; MPF DeWaay Premier Fund 2, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6A, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; Mackenzie Patterson Special Fund 5, LLC; MP Value Fund 6, LLC; MP Value Fund 7, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund, LLC; Mackenzie Specified Income Fund, L.P.; MPF Special Fund 8, LLC; and Accelerated High Yield Institutional Fund, Ltd., L.P. (collectively the "Purchasers") to purchase up to 15,000 Units in the Partnership at a purchase price equal to $475 per Unit, less the amount of any distributions declared or made with respect to the Units between June 17, 2005 and July 17, 2005 or such other date to which this Offer may be extended. You can obtain copies of our Offer by contacting us, or from the SEC's EDGAR website at www.sec.gov, or by visiting our website at www.mpfi.com (click on MPF Tenders).

MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556
Telephone: 925-631-9100 ext. 206